EXHIBIT 99.1

B Communications Announces Appointment of a New Director

Ramat-Gan, Israel, August 7, 2013 - B Communications Ltd. (NASDAQ and TASE: BCOM), announced today that its board of directors has elected Mr. Benny Gabbay to serve as a director until the next annual meeting of shareholders.

Our Board of Directors and Audit Committee have determined that Mr. Benny Gabbay qualifies as an Independent director within the meaning of the Israeli Companies Law, as well as under the requirements of the Securities and Exchange Commission and NASDAQ.

Since 2002, Mr. Gabbay (CPA) has served as the chief executive officer of Ofek Semiconductors Ltd., a global importer and exporter of semiconductors. Prior to that and from 1996, Mr. Gabbay served as a senior manager at Iridium Data Ltd. From 1994 to 1996 Mr. Gabbay was a manager at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Since 2010, Mr. Gabbay is also a partner in a real estate development initiative in the United States and has served as the chairmen of the board of Novolap Medical Ltd., a company in the field of medical devices. Mr. Gabbay is a certified public accountant in Israel and holds a B.A. degree in economics and accounting from the Hebrew University of Jerusalem.

Our Audit Committee and Board of Directors have determined that Mr. Gabbay will be entitled to the same compensation as our other non-employee and outside directors, which is the minimum statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an Outside Director), 5760-2000. Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolutions.

Our company also received notice today from Ms. Anat Winner that she is resigning from her position as a director of the Company, effective August 9 2013. Ms. Winner has served as a director of the Company since 2007. Our Board of Directors thanks Ms. Winner for her dedication and contributions to the Company.

About B Communications

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM. For more information please visit the following websites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il